101 South Queen Street Martinsburg, West Virginia 25401 (304) 263-0836		480 West Jubal Early Drive Suite 130 Winchester, Virginia 22601 (540) 723-8877

7000 Hampton Center, Suite K Morgantown, West Virginia 26505 (304) 285-2500	600 Quarrier Street Charleston, West Virginia 25301	5th Floor, United Square 501 Avery Street Parkersburg, West Virginia 26101 (304) 485-8500

333 West Vine Street, Suite 1700 Lexington, Kentucky 40507-1639 (859) 252-2202	Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100

www.bowlesrice.com

Edward D. McDevitt Telephone — (304) 347-1711 Facsimile — (304) 343-3058	December 17, 2007	E-Mail Address: emcdevitt@bowlesrice.com

Anne Nguyen Parker Branch Chief United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 7010 Washington, DC 20549-7010	VIA FEDERAL EXPRESS

Re:	Lodestar Mining, Incorporated. Amendment No. 1 to
Registration Statement on Form SB-2 Filed May 30, 2007
File No. 333-143352

Dear Ms. Parker:

On behalf of Lodestar Mining, Incorporated (“Lodestar”), we hereby submit the following responses to your comment letter dated June 20, 2007.

General

1.
We note that your CEO, Secretary and Director have been involved in several companies that suggest a pattern of conduct resembling that of individuals who become involved with companies with a purported business plan which the individuals do not intend to carry out. For instance, Ian and Rebecca McKinnon and William Love were listed as a selling shareholder in an offering by Industrial Electric Services, Inc., which has since ceased operations and became a shell company, and is now called China Organic Agriculture, Inc. Also, Ian and Rebecca McKinnon were listed as selling shareholders in an offering by Triple Bay Industries, Inc., but the company’s name is now Syzygy Entertainment, Ltd. and appears to be involved in hotel and gaming in the Turks and Caicos. In addition, Ian McKinnon was a selling shareholder in an initial public offering by Robcor Properties, Inc., which was engaged in the ownership and leasing of industrial buildings. However, the offering was withdrawn in March, 2006, and then the company merged with Redpoint Bio Corporation in March, 2007 and became a biotechnology company focused on discovering, developing, and commercializing ingredients that improve the taste of medicines and consumer health care products and enhance the nutritional value of foods and beverages.

Anne Nguyen Parker
Branch Chief
United States Securities & Exchange Commission
December 17, 2007

We also note that neither Ian and Rebecca McKinnon nor Mr. Love has the technical skill or experience to carry out the operation plan of a mining exploration company.

Given the above facts, please provide an explanation supporting Ian and Rebecca McKinnon’s and Mr. Love’s bona fide intent to execute your current business plan and discuss why you are not required to comply with Rule 419 of the 1933 Act. If you do not believe that Rule 419 applies to your offering, please add disclosure to the Form SB-2 prospectus explaining why you are not a blank check offering within the meaning of Rule 419. In this regard, it would appear appropriate to disclose the history of the companies noted above including their change of business activities, disclose the various connections and similarities between Lodestar Mining, Inc. and those other companies and explain in your disclosure why the change in business operations of those other companies are not indicative of Lodestar Mining, Inc.’s proposed activities.

Answer: Lodestar has an option to acquire a ten percent (10%) interest in certain mineral deposits in Ontario, Canada. To exercise this option and to carry out Lodestar’s business plan of exploring for mineralized material, Lodestar must raise at least $100,000 in the offering to cover the costs of exercising the option and exploring for minerals.

Mr. Love has sufficient mining experience to execute Lodestar’s business plan. Mr. Love is currently Vice-President, Business Development, Corporate Finance Specialist and Geologist with Sage Gold, Inc., a mineral exploration company. Mr. Love obtained a Bachelor of Science degree focusing on geology in 1981 from Lakehead University, Thunder Bay, Canada. Mr. Love spent the last fifteen years as a geologist involved in mineral exploration in Canada as well as a venture capitalist and a corporate finance specialist in a variety of resource and technology companies. The specifics of Mr. Love’s mining experience has been added to page 25 of Lodestar’s amended SB-2. Lodestar has also revised the fifth risk factor to include Mr. Love’s mining experience.

Ian and Rebecca McKinnon and William Love intend to execute the business plan of Lodestar provided sufficient funds are raised from this offering to enable the execution of the business plan.

Anne Nguyen Parker
Branch Chief
United States Securities & Exchange Commission
December 17, 2007

It has been affirmed to us that Ian and Rebecca McKinnon and William Love were not responsible for the change in business operations of Industrial Electrical Services, Inc., Triple Bay Industries, Inc. and Robcor Properties, Inc. Although Mr. and Mrs. McKinnon were investors in Industrial Electrical Services, Inc., Triple Bay Industries, Inc. and Robcor Properties, Inc., and Mr. Love was an investor in Industrial Electrical Services, Inc., Mr. and Mrs. McKinnon and Mr. Love had no involvement in management in any of these companies and had no influence over the business activities conducted by these companies, including the decision to change the business operations of each of the entities. Mr. and Mrs. McKinnon each owned .09804% and Mr. Love owned .03268% of Industrial Electrical Services, Inc. Mr. and Mrs. McKinnon each owned .1638% of the shares of Triple Bay industries, Inc. and .03935 shares of Robcor Properties, Inc.

The only similarity that Lodestar has to Industrial Electrical Services, Inc., Triple Bay Industries, Inc. and Robcor Properties, Inc is that some of the same shareholders are invested in each of these entities. It has been affirmed to us that the change in business operations of Industrial Electrical Services, Inc., Triple Bay Industries, Inc. and Robcor Properties, Inc. is not indicative of Lodestar’s proposed activities.

Rule 419 of the Securities Act of 1933 does not apply to Lodestar because is not a blank check company. Rule 419 defines a blank check company as a company that:

i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii. Is issuing “penny stock” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

As described above, Lodestar’s specific business plan is to acquire a ten percent (10%) interest in certain mineral deposits in Ontario, Canada and to explore for mineralized material. Because Lodestar has a specific business plan and has an advisor with 16 years experience in the mining industry to assist in executing the business plan, Lodestar does not come within the definition of a blank check company. Lodestar has included a disclosure in the description of Lodestar in the Summary of Our Offering Section of the Form SB-2 to indicate that it is not a blank check company for these reasons.

Anne Nguyen Parker
Branch Chief
United States Securities & Exchange Commission
December 17, 2007

2.
We note that in the event that 1,000,000 shares are not sold within the 180 days, or within the additional 90 days if extended, all money received by you will be promptly returned to the purchasers. Also, we note that you are not using an escrow agent. In this regard, please confirm that you are aware of and will comply with the requirements of Exchange Act Rule 10b-9. In addition, given the risks to subscribers associated with the lack of an escrow agent, please revise the cover page and prospectus summary to alert investors to the existence of uncertainty as to whether the company will be able to refund the proceeds, if you do not reach the minimum in collected funds.

Answer: Lodestar has retained Central Bank of Lexington, Kentucky as its escrow agent. Central Bank of Lexington, Kentucky is in the same city as Lodestar’s corporate attorney, John D. Hafner. Central Bank of Lexington, Kentucky will retain all subscription amounts until the minimum number of shares (1,000,000) are sold. The SB-2 has been revised to disclose the use of Central Bank of Lexington, Kentucky as Lodestar’s escrow agent.

Undertakings, page 73

3.	Please provide the undertakings pursuant to Item 512(g)(2) of Regulation S-B.

Answer: Lodestar has included the undertakings pursuant to Item 512(g)(2) of Regulation SB.

I have enclosed two black-lined copies of Amendment No. 1 to Form SB-2 and two clean copies of Amendment No. 1 to Form SB-2 to expedite your review.

If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Edward D. McDevitt

Edward D. McDevitt

AJT/jam
Enclosures
cc:	Ian McKinnon